SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

QUANTUM COMPUTING INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

74766W-108

(CUSIP Number)

November 16, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 809171101	SCHEDULE 13G

1	Names of Reporting Persons The Sunshine and Rain Asset Management Irrevocable Trust
2	Check the Appropriate Box if a Member of a Group* Not Applicable (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Wyoming

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 898,422 (see Item 4)
	6	Shared Voting Power 0
	7	Sole Dispositive Power 898,422 (see Item 4)
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 898,422 (see Item 4)
10	Check box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐ Not Applicable
11	Percent of Class Represented by Amount in Row (9) 3.12%
12	Type of Reporting Person* OO

*	SEE INSTRUCTIONS

CUSIP No. 809171101	SCHEDULE 13G

1	Names of Reporting Persons Peter A. Schultz
2	Check the Appropriate Box if a Member of a Group* Not Applicable (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 898,422
	6	Shared Voting Power
	7	Sole Dispositive Power 898,422
	8	Shared Dispositive Power

9	Aggregate Amount Beneficially Owned by Each Reporting Person 898,422 (see Item 4)
10	Check box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐ Not Applicable
11	Percent of Class Represented by Amount in Row (9) 3.12%
12	Type of Reporting Person* IN

*	SEE INSTRUCTIONS

Item 1(a).	Name of Issuer: The name of the issuer is Quantum Computing Inc. (the “Issuer”).

Item 1(b).	Address of Issuer’s Principal Executive Offices: The address of the principal executive offices of the Issuer is 215 Depot Court SE, Suite 215, Leesburg, VA 20175.

Item 2(a).	Name of Person Filing: The Sunshine and Rain Asset Management Irrevocable Trust (“Sunshine”) and Peter A. Schultz (“Mr. Schultz”) are collectively referred to herein as the “Reporting Persons.”

Item 2(b).	Address of Principal Business Office or, if none, Residence: The principal business address of each of the Reporting Persons is 201 East 5th Street Suite 716, Sheridan, WY 82801.

Item 2(c).	Citizenship: Sunshine is a Wyoming trust; Mr. Schultz is a citizen of the United States.

Item 2(d).	Title of Class of Securities: The class of equity securities to which this Statement relates are the shares of common stock, $0.0001 par value, of the Issuer (the “Common Stock”).

Item 2(e).	CUSIP Number: The CUSIP number of the shares of Common Stock is 74766W-108.

Item 3.	If this statement is filed pursuant to §240.13d-1(b), or §240.13d-2(b) or (c), check whether the filing person is a:

(a)	☐	Broker or dealer registered under section 15 of the Act.
(b)	☐	Bank, as defined in section 3(a)(6) of the Act.
(c)	☐	Insurance company, as defined in section 3(a)(19) of the Act.
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940.
(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).
(g)	☐	A parent holding company or control person, in accordance with §240.13d-1(b)(1)(ii)(G).
(h)	☐	A savings association, as defined in Section 3(b) of the Federal Deposit Insurance Act.
(i)	☐	A church plan, that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940.
(j)	☐	A non-US institution in accordance with § 240.13d-1(b)(1)(ii)(J).
(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:____________________________.

Item 4.	Ownership:

(a)	Amount beneficially owned: As of April 6, 2021: (i) Sunshine is the record owner of 898,422 shares of the Issuer’s Common Stock (the “Trust Shares”); and (ii) Mr. Schultz beneficially owned 898,422 shares of Common Stock, including the Trust Shares over which, as the Trustee of Sunshine, Mr. Schultz had sole voting and dispositive power.
(b)	Percent of class: Sunshine: 3.12%, Mr. Schultz: 3.12%. The foregoing percentages are calculated based on 28,730,702 shares of Common Stock represented to be outstanding by the Issuer on April 6, 2021.
(c)	Number of shares as to which Sunshine has:

(i)	Sole power to vote or to direct the vote 898,422
(ii)	Shared power to vote or to direct the vote 0
(iii)	Sole power to dispose or to direct the disposition of 898,422
(iv)	Shared power to dispose or to direct the disposition of 0

Number of shares as to which Mr. Schultz has:

(i)	Sole power to vote or to direct the vote 898,422
(ii)	Shared power to vote or to direct the vote 0
(iii)	Sole power to dispose or to direct the disposition of 898,422
(iv)	Shared power to dispose or to direct the disposition of 0

Each Reporting Person disclaims beneficial ownership of shares of Common Stock held of record by other Reporting Persons.

Item 5.	Ownership of Five Percent or Less of a Class:
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following: ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:
Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:
Not Applicable.

Item 8.	Identification and Classification of Members of the Group:
Not Applicable.

Item 9.	Notice of Dissolution of Group:
Not Applicable.

Item 10.	Certifications:
Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  April 6, 2021

The Sunshine and Rain Asset Management Irrevocable Trust

By:	/s/ Peter A. Schultz
Peter A. Schultz

Its:	Trustee

/s/ Peter A. Schultz
Peter A. Schultz

EXHIBIT I

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required on Schedule 13G need be filed with respect to ownership by each of the undersigned of the shares of Common Stock of Scopus Biopharma Inc.

This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.

Date:  April 6, 2021

The Sunshine and Rain Asset Management Irrevocable Trust

By:	/s/ Peter A. Schultz
Ira Peter A. Schultz

Its:	Trustee

/s/ Peter A. Schultz
Peter A. Schultz